Exhibit 99-1
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[GRAPHIC OMITTED]Koor  Industries Ltd.



KOOR INDUSTRIES CONDUCTS NEGOTIATIONS FOR THE SALE OF SHERATON MORIAH HOTELS & RESORTS (ISRAEL) LTD.

Tel Aviv, Israel - December 6, 2006 - Koor Industries Ltd. (NYSE: KOR) ("Koor") a leading Israeli holding company announced today that Koor and Clal Tourism Ltd. ("Clal Tourism") are conducting negotiations with Azorim Development & Construction Co. Ltd. ("Azorim") for a combined transaction regarding a potential sale to Azorim of Koor's holdings (56.5%) in its subsidiary, Sheraton Moriah Hotels & Resorts Israel Ltd. and Clal Tourism's holdings (100%) in its subsidiaries Accor-Clal Israel Hotels (1995) Ltd. and Accor-Clal Israel Hotel Management Company Ltd.

The negotiations are based on an enterprise value for Sheraton Moriah of approximately $175 million (before net debt of approximately $133 million), and an enterprise value for the Accor-Clal companies of approximately $88 million (before net debt of approximately $61 million).

IDB Development Corporation Ltd. ("IDBD") holds directly and through Discount Investment Corporation Ltd. approximately 46% of Koor's outstanding shares. Clal Tourism is wholly owned by IDBD.

There is no certainty that these negotiations will lead to any definitive agreement. Any definitive agreement will be subject to conditions precedent including receipt of all requisite corporate approvals of the parties and other approvals under applicable law. Koor is reviewing the accounting treatment of the transaction. In the event that Koor will record a gain as a result of the consummation of such transaction, the gain is currently estimated at approximately NIS 14 Million.


About Koor
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.

Company contact                               IR Contacts
Avital Lev, CPA, Investor Relations           Ehud Helft/Kenny Green
Koor Industries Ltd.                          GK Investor Relations
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Tel: 972 3 607-5111                           Tel: 1 866 704 - 6710
Fax: 972 3 607-5110                           Fax: 972 3 607 - 4711
avital.lev@koor.com                           ehud@gk-biz.com; kenny@gk-biz.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.